SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):   October 13, 2009

EWORLD INTERACTIVE, INC.
(Exact name of registrant as specified in its charter)

Florida	333-130707	65-0855736
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1147 Kang Ding Road, Room 208, Block D Shanghai, China 200042
(Address of Principal Executive Offices)   (Zip Code)

Registrant's telephone number, including area code: (021) 6888 0708

(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 3 – Securities and Trading Markets
Item 3.02. Unregistered Sales of Equity Securities.

Share Issuance Debt Settlement
On October 13, 2009, the Eworld Interactive, Inc. ("EWRL") issued a total of 25,000,000 common shares to Blue Atelier, Inc., a Nevada corporation ("Buyer"); as full consideration for settlement of all claims and obligations against EWRL pursuant to an outstanding loan agreement entered into on March 30, 2009. The loan represented a debt obligation for cash received of $215,000 and a note payable bearing interest at rate of 10% for $35,000 resulting in consideration received totaling $250,000.

The proceeds were used for costs and fees required to maintain the full reporting status of EWRL and quotation of its common stock on the OTC.BB; to complete the tasks required by the March 30, 2009 agreement; and for other purposes expressly approved by the Buyer.

The sale was issued as an exempt transaction under Section 4(2) of the Securities Act of 1933 and is subject to Rule 144 of the Securities Act of 1933. The recipient of our securities took them for investment purposes without a view to distribution. Furthermore, they had access to information concerning our Company and our business prospects; there was no general solicitation or advertising for the purchase of our securities; and the securities are restricted pursuant to Rule 144.

Section 5 – Corporate Governance and Management
Item 5.01. Changes in Control of Registrant.

Closing of Stock Purchase Agreement
Effective March 30, 2009 (this "Agreement") Eworld Interactive, Inc., (the "Seller" or "EWRL") entered into a Stock Purchase Agreement with Blue Atelier, Inc., a Nevada corporation (the "Buyer").

On October 13, 2009, pursuant to the Agreement, the Buyer acquired twenty five million (25,000,000) shares of EWRL Common Stock.

The agreement provided that the Buyer make available, a non-interest bearing loan of up to Two Hundred Fifty Thousand Dollars ($250,000) to the Company which could be advanced prior to closing and the proceeds of which were to be credited in full towards the amount due in respect of the share purchase.

Pursuant to the terms of the Agreement, the Buyer has provided cash loans of $215,000 and a note payable bearing interest at rate of 10% for $35,000 due within 180 days of the closing date of October 13, 2009.

The proceeds of the loan were used for costs and fees required to maintain the full reporting status of EWRL and quotation of its common stock on the OTC.BB; to complete the tasks required by the agreement; and for other purposes expressly approved by the Buyer.

The parties have agreed that all material conditions of the Agreement were satisfied and a stock certificate representing 25,000,000 common shares of Eworld Interactive, Inc. has been delivered and accepted by the Buyer as full consideration for settlement of all claims and obligations against EWRL pursuant to an outstanding loan agreement.

As of the date of this report and including the 25,000,000 common shares purchased by the Blue Atelier, Inc.("BLUE"); the registrant, Eworld Interactive, Inc. ("EWRL") had 33,352,443 common shares outstanding. BLUE have a total of 25,000,000 common shares represents 75.2% of the issued and outstanding common voting shares of EWRL.

Blue Atelier, Inc. in August of 2008, had purchased Mojo Media Works, Limited (Mojo) from EWRL for the return and cancellation of 107,750 Common shares and an additional cash amount of $411,967 payable on an "earn out" basis, to be paid from profits generated by MOJO, as of the date of this report the full cash amount remains outstanding and all shares have been returned.

Mr. Frank O'Donnell was a former director of Eworld and had received 35,000 common shares in the original purchase of Mojo by Eworld in May of 2007. Mr. O'Donnell is the current President of Blue Atelier, Inc.

Note: All shares are stated in this report to reflect historically the reverse split of 40 to 1 effective September 21, 2009. In connection with reverse split our symbol for quotation on the OTC.BB was changed from "EWIN" to "EWRL".

Eworld Interactive, Inc. remains a shell company (as defined in Rule 12b-2 of the Exchange Act) and has not acquired adopted or otherwise engaged in the business operations of any other entity. Eworld Interactive, Inc. has not acquired the assets of any other business or entity. As of the date of this report no agreements to purchase or otherwise acquire any equity, assets or business operations of any entity exist.

No specified arrangements existed in relation to the Stock Purchase Agreement regarding appointment of Directors or other matters. The registrant is not aware of any arrangements between any groups of shareholders and Blue Atelier, Inc. related to appointment of Directors or other matters.

Mr. Peckham has been the sole Officer and Director for an extended period; he has requested additional Officers and Directors to support the Corporate Governance and Management of Eworld Interactive, Inc.; Mr. Peckham retains his current role as Director and President.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Director, Chief Operating Officer and Chief Financial Officer

On October 13, 2009, the Board of Directors of EWorld Interactive, Inc. (EWRL) appointed Gerry Shirren to the Board of Directors and as Chief Operating Officer and Chief Financial Officer.

Mr. Shirren, age 50, has held senior positions in media and entertainment companies for over 20 years, including production and distribution companies based in Europe and the US specializing in family programming. He has been extensively involved in international co-production, financing including many multi-territory co-productions between Europe and Asia.

From 1997 to 2005, Mr. Shirren was Joint-Managing Director of TerraGlyph Productions and TerraGlyph Rights Limited, an animation production and distribution studio based in Dublin, Ireland and from 2005 to May 2008, as Joint Managing Director of Digital Animation Media Limited, an animation production and animation software tools company servicing the animation industry. Most recently, since October 2007 until May 2009, he was Consultant CFO working with Valcom Inc, (OTCBB: VLCO) and during this time, the company successfully reorganized in Chapter 11 bankruptcy, emerged from bankruptcy in September 2008 and acquired the TV network subsidiary, My Family TV (formerly Faith TV). Mr. Shirren is a Fellow of the Association of Chartered Certified Accountants (FCCA) having qualified as a Certified Account (ACCA) in 1988.

Appointment of Director

On October 13, 2009, the Board of Directors of EWorld Interactive , Inc. (EWRL) appointed Harold A. Rothstein to the Board of Directors.

Mr. Rothstein, age 48, has many years of experience in the hospitality industry starting with the restaurants; Don Roth's Blackhawk and Anne Morton's Arnies in Chicago. Mr. Rothstein's career took him to Dallas with the Roma Corporation. He later opened JP Eating Place in Chicago with Jorge Perez and also JP's in the Tuscany Hotel in Chicago. His next project in June of 1991 was Hi Tops, the famous sports bar in Chicago and subsequently with Hi Tops opening in 2000 Phoenix Arizona and 2001 Pittsburgh, Pennsylvania. In July 2007, Mr. Rothstein partnered in the purchase of the Greek Isles Hotel and Casino in Las Vegas.

Other business ventures include Tequila Roadhouse, Chicago, Zella, Chicago, The Black Duck, Chicago, The W Hotel Lakeshore, Chicago, Satly's , Seattle, Mie Shannon's Steakhouse, St. Louis, Marriot at the Quorum, Addison, Yesterdays, Ft. Lauderdale and Café Pacific in Dallas.

Mr. Rothstein is also a consultant to the Office of Commissioner of Major League baseball, Bud Selig and on the Advisory Board of the Mayor's office in Pittsburgh, PA.

Section 9 – Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits

<u>Exhibits</u>

Eworld Interactive, Inc. includes by reference herewith the following exhibits:

10.1   Stock Purchase Agreement – Between Eworld Interactive, Inc., and Blue Atelier, Inc., March 30, 2009 filed as exhibit 10.1 with the registrant's Current Report on Form 8-K; filed with the Securities and Exchange Commission on April 3, 2009.

Eworld Interactive, Inc. includes herewith the following exhibits:

10.2   Promissory Note – Between Blue Atelier, Inc., and Eworld Interactive, Inc., October 13, 2009.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EWORLD INTERACTIVE, INC.

By: s\ Guy Peckham
Name: Guy Peckham
Title: President

Dated: October 14, 2009